SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

Coller Secondaries Private Equity Opportunities Fund
(Name of Issuer)

Class I Shares
(Title of Class of Securities)

Not Applicable
(CUSIP Number)

April 30, 2024
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)
☐ Rule 13d-1(c)
☐ Rule 13d-1(d)

(Page 1 of 8 Pages)

______________________________

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. NONE	13G	Page 2 of 8 Pages

1	NAME OF REPORTING PERSON General Electric Pension Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 7,689,674.2
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 7,689,674.2
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,689,674.2
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 11.9%
12	TYPE OF REPORTING PERSON EP

CUSIP No. NONE	13G	Page 3 of 8 Pages

1	NAME OF REPORTING PERSON GE Investment Management Corp.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 7,689,674.2
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 7,689,674.2
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,689,674.2
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 11.9%
12	TYPE OF REPORTING PERSON CO, IA

CUSIP No. NONE	13G	Page 4 of 8 Pages

1	NAME OF REPORTING PERSON General Electric Company
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 7,689,674.2
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 7,689,674.2
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,689,674.2
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 11.9%
12	TYPE OF REPORTING PERSON CO, HC

CUSIP No. NONE	13G	Page 5 of 8 Pages

Item 1(a).	NAME OF ISSUER:

The name of the issuer is Coller Secondaries Private Equity Opportunities Fund, a Delaware statutory trust (the “Fund”).

Item 1(b).	ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

The Fund's principal executive offices are located at 950 Third Avenue, New York, NY 10022.

Item 2(a).	NAME OF PERSON FILING:

This statement is being filed by: (i) General Electric Pension Trust, a New York common law trust (“GEPT”) with respect to the Class I Shares (defined in Item 2(d) below) owned by GEPT; (ii) GE Investment Management Corp., a Delaware corporation (“GEIM”), which serves as investment manager to GEPT; and (iii) General Electric Company, operating as GE Aerospace, a New York corporation, the parent company of GEIM (“GE Aerospace”, and together with GEPT and GEIM, the “Reporting Persons”).

The filing of this statement should not be construed as an admission that any of the foregoing persons is, for the purposes of Section 13 of the Act, the beneficial owner of the Class I Shares reported herein.

Item 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

The address of the business office of GEPT and GEIM is 901 Main Avenue, The Towers at Merritt River, Norwalk, CT 06851. The address of the business office of GE Aerospace is 1 Neumann Way, Evendale, OH 45215.

Item 2(c).	CITIZENSHIP:

GEPT is a New York common law trust. GEIM is a Delaware corporation. GE Aerospace is a New York corporation.

Item 2(d).	TITLE OF CLASS OF SECURITIES:

Class I shares (the “Class I Shares”)

Item 2(e).	CUSIP NUMBER:

Not applicable.

Item 3.	IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b) OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

	(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);
	(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);

CUSIP No. NONE	13G	Page 6 of 8 Pages

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);
(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
(e)	☒	Investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)	☒	Employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g)	☒	Parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
(h)	☐	Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);
(j)	☐	Non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution: ___________________________________________

Item 4.	OWNERSHIP

The percentages set forth herein are calculated based upon approximately 64,778,570 Class I Shares outstanding as of April 25, 2024, which is the number of Class I Shares the Reporting Persons understand to be outstanding as of such date.

The information required by Items 4(a) – (c) is set forth in Rows (5) – (11) of the cover pages hereto and is incorporated herein by reference for the Reporting Person.

Item 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☐

Item 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not applicable.

CUSIP No. NONE	13G	Page 7 of 8 Pages

Item 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not applicable.

Item 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not applicable.

Item 9.	NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

Item 10.	CERTIFICATION.

Each of the Reporting Persons hereby makes the following certification:

By signing below the Reporting Person certifies that, to the best of its knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. NONE	13G	Page 8 of 8 Pages

SIGNATURES

After reasonable inquiry and to the best of its or his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATE: May 6, 2024

GENERAL ELECTRIC PENSION TRUST

By:	/s/ Scott Silberstein
Name: Scott Silberstein
Title: Trustee

GE INVESTMENT MANAGEMENT CORP.

By:	/s/ Scott Silberstein
Name: Scott Silberstein
Title: Vice President, General Counsel and Secretary

GENERAL ELECTRIC COMPANY

By:	/s/ Scott Silberstein
Name: Scott Silberstein
Title: Executive Counsel

CUSIP No. NONE	13G

EXHIBIT 99.1

JOINT FILING AGREEMENT
PURSUANT TO RULE 13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

DATE: May 6, 2024

GENERAL ELECTRIC PENSION TRUST

By:	/s/ Scott Silberstein
Name: Scott Silberstein
Title: Trustee

GE INVESTMENT MANAGEMENT CORP.

By:	/s/ Scott Silberstein
Name: Scott Silberstein
Title: Vice President, General Counsel and Secretary

GENERAL ELECTRIC COMPANY

By:	/s/ Scott Silberstein
Name: Scott Silberstein
Title: Executive Counsel